UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.  __)*

GC CHINA TURBINE CORP.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

36156J 104

(CUSIP Number)

Ma Huan
New Margin Growth Fund L.P.
Villa #3, Radisson Xingguo Hotel, 78 Xingguo Road
Shanghai 200052, People’s Republic of China
 (Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

October 30, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   36156J 104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).	New Margin Growth Fund, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)	☐ ☐
3	SEC Use Only
4.	Source of Funds (See Instructions)	WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	N/A
6.	Citizenship or Place of Organization	China
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power	0
	8 Shared Voting Power	6,250,000
	9. Sole Dispositive Power	0
	10. Shared Dispositive Power	6,250,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person	6,250,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11	10.60%(1)
14.	Type of Reporting Person (See Instructions)	PN
(1) Based on 58,970,015 shares of common stock issued and outstanding as of October 30, 2009.

Item 1.	Security and Issuer.

 This statement relates to shares of Common Stock (the "Shares") of GC China Turbine Corp., a Nevada corporation (the "Issuer").  The address of the Issuer's principal executive office is No. 86, Nanhu Avenue, East Lake Development Zone, Wuhan, Hubei Province 430223, People’s Republic of China.

Item 2.	Identity and Background.

(i)	New Margin Growth Fund, LP is a partnership organized under the laws of China. Its address is Villa #3, Radisson Xingguo Hotel, 78 Xingguo Road, Shanghai 200052, People’s Republic of China.

None of the Reporting Persons, within the last five years, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

None of the Reporting Persons, during the last five years, have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, which as a result of such proceeding, were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to United States federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

On  October 30, 2009 (the “Closing Date”), GC China Turbine Corp., a Nevada corporation (the “Company”), closed a voluntary share exchange transaction with a wind turbines manufacturer based in China pursuant to a Share Exchange Agreement (the “Exchange Agreement”) by and among the Company, Luckcharm Holdings Limited (“Luckcharm”), a company incorporated in Hong Kong Special Administrative Region, Golden Wind Holdings Limited (“Golden Wind”), a company incorporated in the British Virgin Islands and owner of 100% of the issued and outstanding equity interest of Luckcharm, and Wuhan Guoce Nordic New Energy Co., Ltd. (“GC Nordic”), a company organized in the People’s Republic of China and wholly-owned subsidiary of Luckcharm.

At the closing of the Exchange Agreement on the Closing Date, New Margin converted a US$ 5,000,000 convertible promissory note into 6,250,000 shares of the Company’s common stock.  The note was converted into shares of the company’s common stock at a price equal to US$ 0.80 per share.

Item 4.	Purpose of the Transaction.

The purpose of the transaction was for the Company to acquire GC Nordic.  As a result of the closing of the Exchange Agreement, Golden Wind became its controlling shareholder, Luckcharm became its wholly-owned subsidiary, and the Company acquired the business and operations of GC Nordic.  Effective as of the Closing Date, Mr. John J. Lennon resigned as Chief Executive Officer, President, Chief Financial Officer, Treasurer, Secretary and director of the Company, and Qi Na was appointed as Chief Executive Officer, Zhao Ying was appointed as Chief Financial Officer, Tomas Lyrner was appointed as Chief Technology Officer, and Chris Walker Wadsworth was appointed as a member of the board of directors.

Subject to ongoing evaluation, except as set forth above, the Reporting Persons have no current plans or proposals which relate to or would result in any of the following:

(a)           The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)           An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)           A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)           Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of Directors or to fill any existing vacancies on the Board;

(e)           Any material change in the present capitalization or dividend policy of the Issuer;

(f)           Any other material change in the Issuer's business or corporate structure including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)           Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)           Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)           A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or

(j)           Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

(iii)	New Margin Growth Fund, LP beneficially owns 6,250,000 Shares or 10.60% of the Shares.

(b)
The following table sets forth the number of Shares as to which the Reporting Person has (i) the sole power to vote or direct the voting of the Shares, (ii) the sole power to dispose or to direct the disposition of the Shares or (iii) shared power to vote or direct the vote or dispose or direct disposition of the Shares:

Reporting Person	Sole Voting Power	Sole Power of Disposition	Shared Voting and Power of Disposition
New Margin Growth Fund, LP	0	0	6,250,000

(c)	For the information describing transactions of the Reporting Person’s Shares within the last sixty (60) days, see Item 3 above.

(d)          None.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On October 30, 2009, the Company, New Margin Growth Fund LP, Ceyuan Ventures II, LP, Ceyuan Ventures Advisors Fund II, LLC and Golden Wind entered into an Investor Rights Agreement.  Under the agreement, New Margin Growth Fund LP, Ceyuan Ventures II, LP, Ceyuan Ventures Advisors Fund II, LLC and Golden Wind agreed to vote in the same manner in votes related to board composition.  The form of the Investor Rights Agreement was filed as Exhibit 10.12 on the Form 8-K filed by the Company on November 5, 2009 and is incorporated herein by reference.

On September 30, 2009, New Margin entered into a Lock-Up Agreement with the Company whereby it agreed not to make a Disposition (as defined in the Lock-up Agreement) of their Shares for a period of eighteen months without the prior written consent of the Company.  The form of the Lockup Agreement was filed as Exhibit 10.17 on the Form 8-K filed by the Company on November 5, 2009 and is incorporated herein by reference.

Item 7.	Materials to be Filed as Exhibits.

Exhibit A – Form of Investor Rights Agreement (Previously filed as Exhibit 10.12 on the Form 8-K filed by the Company on November 5, 2009)
Exhibit B – Form of Lock-Up Agreement (Previously filed as Exhibit 10.17 on the Form 8-K filed by the Company on November 5, 2009)

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

New Margin Growth Fund, LP

Dated: November 9, 2009	/s/ Feng Tao
By: Feng Tao
Its: Managing Partner